MONTHLY REPORT - MARCH, 2006
                               Global Macro Trust
              The net asset value of a unit as of March 31, 2006
                was $1,049.44, up  2.2% from $ 1,026.67 per unit
                            as of February 28, 2006.

                                      Managing          Unit
                                        Owner         Holders          Total
Net Asset Value (413,380.343      $   4,956,722     419,449,578     424,406,300
   units) at February 28, 2006
Addition of 7,527.704 units on            6,635       7,721,855       7,728,490
   March 1, 2006
Redemption of 5,952.175 units on             (0)     (6,246,451)     (6,246,451)
   March 31, 2006
Net Income (Loss) - March, 2006         161,907       9,534,404       9,696,311
                                    -----------  --------------  --------------
Net Asset Value at March 31, 2006 $   5,125,264     430,459,386     435,584,650
                                    ===========  ==============  ==============
Net Asset Value per Unit at
March 31, 2006 (415,062.781 units
inclusive of 106.909 additional
units.)                                          $    1,049.44


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(5,741,112)     13,214,953

      Change in unrealized gain (loss) on open       18,533,007      23,026,134
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                            37,755        (215,453)


   Interest income                                    1,512,243       4,298,909

   Foreign exchange gain (loss) on margin                10,069         103,617
      deposits

Total: Income                                        14,351,962      40,428,160

Expenses:
   Brokerage commissions                              2,501,418       7,401,572

   20.0% New Trading Profit Share                     2,009,880       2,368,346

   Administrative expense                               144,353         397,134


Total: Expenses                                       4,655,651      10,167,052

Net Income (Loss) - March, 2006                     $ 9,696,311      30,261,108

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                     April 10, 2006


Dear Investor:

Global Macro Trust ("GMT") was up 2.22% for March, 2006. Year-to-date the Trust is up 7.30%

In March, stock index, interest rate and metal futures trading were profitable. Currency trading was unprofitable, agricultural commodity trading was slightly profitable and energy trading was virtually flat.

Favorable economic reports in the U.S., Europe and Asia and a growing perception that the U.S. Fed was not almost finished raising interest rates contributed to a global rise in interest rates across the yield curve. Profits were generated on short positions in Japanese 10-year bonds, German 10-year bonds and 5- and 2- year notes, U.S. Treasury 10- and 5- and 2- year notes and short-term interest rate futures in the U.S., Europe, Great Britain and Canada. Small losses were sustained on long positions in British 10-year, U.S. Treasury 30-year and Australian 3-year bonds.

Notwithstanding rising interest rates, stock index futures had a strong month. Profits were generated on long positions in Europe (German DAX, DJ Euro STOXX, French CAC, Spain IBEX and Great Britain
FTSE), U.S. (DJI, Russell 2000, S&P and NASDAQ) and points east (Japan's Nikkei and Topix, South Africa's All Shares and Australia's
SPI).  A long position in the Taiwan index was unprofitable.

Metals continued their strong uptrend led by silver which was aided by the view that a silver ETF was about to be cleared by the SEC. Long positions in silver, gold and platinum were profitable as were long positions in the industrial metals - copper, zinc, aluminum and tin. Nickel and lead were flat.

For an extended period - years actually - a principal feature of the currency markets has been the so called carry trade; in effect borrowing in low interest rate currencies to invest in high interest rate currencies. From time to time the carry trade unwinds and this relationship reverses, usually quite suddenly and substantially.
March was such a time. The Trust sustained losses on long positions in the high yielding currencies - New Zealand, Mexico, Brazil, South Africa and Canada - and on short positions in low yielders -
Switzerland, euro, Norway, Sweden and Czech Republic.   A long
position in the Polish zloty was also unprofitable. A short position in the yen was profitable despite the rally in other low yielders, and short positions in the Hungarian forint, Australian dollar, British pound and Singapore dollar and a long position in the Korean won generated no material gain or loss. Non-dollar cross rate trading was mixed with losses on a short position versus the euro in the Norwegian krone, long positions versus the euro in the Canadian dollar, British pound and Polish zloty and on long positions versus the yen in the Australian and Canadian dollars outweighing profits on long positions versus the yen in the euro, British pound and Swiss franc and on a long position in the euro versus the Swiss franc.

Energy trading was about flat despite high volatility because the Trust was partially long some markets and partially short others due to the net position called for by the eight trading systems used in each market and the light positioning dictated by our volatility adjustment algorithm.

In the agricultural commodities, profits on tropical "soft" commodities and livestock narrowly outweighed losses on grains.


                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman